

April 27, 2010

Peter A. Converse
Chief Executive Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, Virginia 22207

      RE: **Virginia Commerce Bancorp, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2009
                Form 8-K filed April 22, 2010
                File No. 000-28635

Dear Mr. Converse:

        We have reviewed the above-referenced filings as well as your response letter dated March 9, 2010 and have the following comments. Where indicated, we think you should revise your future filings, starting with your March 31, 2010 10-Q, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 4

1.   We note your response to comment five of our letter dated February 17, 2010 and your disclosure on page 4 concerning your methodology for determining the allowance for loan losses. In your response you explained that you made certain changes to your allowance methodology during the third quarter of 2009,

including migrating from the use of peer data to your own loss experience to develop your historical loss factors and adjusting certain qualitative factors related to your commercial real estate loans. Changes in the practices you follow to determine your allowance for loan losses can impact that amount and an understanding of the credit quality information you present. Accordingly, please revise your future filings to clearly disclose when changes are made to your allowance for loan loss methodology, discuss why you made the change and, to the extent possible, quantify the effect of those changes.

2.   We note your disclosure on page 5 that you consider the support available from financial guarantors when assessing individually reviewed loans for impairment. We also note that your loan portfolio has a significant concentration of commercial real estate loans. Please tell us the following:

- Tell us whether you have any commercial loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

- Tell us how you evaluate the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Risk Elements and Non-Performing Assets, page 13

3.   We note that a significant amount of your non-performing loans are comprised of acquisition, development and construction loans. We also note that it appears that this portfolio has a relatively high amount credit risk. If you have a material amount of construction loans with interest reserves, please revise your future filings to disclose the following:

- Policy for recognizing interest income on those loans;

- How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

- Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

- Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves;

- Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming non-performing; and

- Whether any of your loans with interest reserves are currently non-performing.

4.   We note that your other impaired loans of $171.8 million at December 31, 2009 include potential problem loans (that may be well secured and currently performing) and troubled debt restructurings. Please revise your future filings to more clearly describe how you identify potential problem loans and how you determined such loans were impaired, and in some instances requiring higher reserve levels, despite being well secured and currently performing.

5.   As a related matter, please revise your future filings to disclose the following information related to your troubled debt restructurings:

- TDRs quantified by loan type classified separately as accrual/non-accrual;

- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions); and

- Discussion of your success with the different types of concessions.

Financial Statements

Note 1 – Nature of Banking Activities and Significant Accounting Policies

Other Real Estate Owned, page 39

6.   We note your response to comment two of our letter dated February 17, 2010 and your disclosure on page 39 concerning your periodic assessments of the carrying value of your other real estate owned. You disclose that other real estate owned is carried at the lower of book value or fair value less costs to sell. Your disclosure indicates that you adjust the carrying amount of your other real estate owned when new information is obtained (including a potentially acceptable offer, the sale of a similar property and/or a change in the listing price of the property); however it is not clear whether you perform or obtain updated valuations for these properties in the absence of these types of situations. Accordingly, please revise your disclosure in future filings to confirm that you perform procedures at each balance sheet date to estimate the fair value of other real estate owned in order to assess the carrying amount of such properties for impairment in accordance with your stated accounting policy. Please also clarify whether these valuations are determined by means of obtaining updated appraisals or by other internal valuation methodologies.

Note 2 – Securities, page 43

7.   We note your response to comment four of our letter dated February 17, 2010. We acknowledge your conclusion that the use of collateral-specific deferral/default projections did not have a material impact on the amount of credit-related OTTI recognized during the nine months ended September 30, 2009 and the year ended December 31, 2009. We note, however, that you continue to disclose the use of a general default rate of 75 basis points for all of your pooled trust preferred securities. Please confirm for us that the revised OTTI methodology described in your response will be used on a go-forward basis. Please also ensure that your disclosures in your future filings reflect an accounting policy that complies with the applicable authoritative literature.

Form 8-K filed April 22, 2010

Exhibit 99

Asset Quality and Provisions For Loan Losses

8.   We note your disclosure here and in the tables provided elsewhere in the exhibit regarding recent trends in asset quality, loan performance, and related ratios, etc. Please provide to us and undertake to include in your MD&A, starting with your 10-Q for the quarterly period ended March 31, 2010 (and future filings), more enhanced disclosure to address the following:

- Specifically address direct and indirect relationships between current trends in your loan portfolios and the provision for loan losses and the allowance for loan losses. For example, explain why your non-performing assets increased 15%, troubled debt restructurings increased 13%, and loans 30-89 days past due increased 186%; yet your allowance for loan losses decreased approximately 6% during the quarter;

- Quantify the amount of both non-accrual and other impaired loans that were charged-off during the current period for which an allowance was previously provided (i.e. those loans requiring an allowance pursuant to ASC 310-10); and

- Disaggregate the allocation of the allowance for impaired loans to provide a greater level of granularity, consistent with the level of granularity provided elsewhere throughout your interim and annual reports (i.e. by major classification) such as the level of granularity provided by Table 4 on page 13 of your 10-K. Refer to Item IV.B of Industry Guide 3.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief